Exhibit 8.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the inclusion of our audit report dated March 29, 2007 on the consolidated financial statements of Baja Mining Corp. as at December 31, 2006 and for the year ended December 31, 2006. The audited consolidated financial statements are included as an exhibit to the company’s annual report on Form 40-F.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 30, 2007